BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it came to its attention, by means of the Sanitary and Phytosanitary Information Management System of the World Trade Organization (“WTO”), that on May 6th, 2021 Saudi Arabia’s Food and Drug Authority (“SFDA”) notified the WTO Committee on Sanitary and Phytosanitary Measures on a change to the technical regulation for expiration dates, which consists in a commercial measure to reduce shelf-life of in natura frozen chicken and its pieces, from 1 year to 3 months from the date of slaughter. According to WTO Covered Agreements, member countries potentially affected by the measure may introduce comments within 60 days of the notification date of the measure, i.e. until July 5th, 2021.

The Company has no means yet to measure the potential operational, economic and financial impact, in case the measure is maintained by the SFDA. The risks associated with exports by the Company to the Kingdom of Saudi Arabia have been duly described in the Company’s Annual Report (Formulário de Referência), pursuant to Brazilian Securities and Exchange Commission (CVM) rules, and in Form 20-F, prepared according to the U.S. Securities and Exchange Commission (SEC) rules.

The Company will evaluate the effects in connection with the competent authorities for the adoption of possible applicable measures, in line with the WTO’s Covered Agreements on the Application of Sanitary and Phytosanitary Measures and Technical Barriers to Trade.

BRF remains confident in the system of free international trade and will keep the market informed on any developments regarding this matter.

São Paulo, May 11, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.